SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

QUALITY DINING, INC.
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(Name of Issuer)

COMMON STOCK, NO PAR VALUE
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(Title of Class of Securities)

74756P 10 5
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(CUSIP Number)

DANIEL B. FITZPATRICK
QUALITY DINING, INC.
4220 EDISON LAKES PARKWAY
MISHAWAKA, INDIANA  46545
TELEPHONE:  (219) 271-4600
FACSIMILE:  (219) 243-4393
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

JUNE 27, 2001
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box
[].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74756P 10 5

(1)     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

        Daniel B. Fitzpatrick

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)
(a)     [   ]
(b)     [   ]

(3)     SEC USE ONLY ____________

(4)     SOURCE OF FUNDS (SEE INSTRUCTIONS) ____PF___

(5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E) [     ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION _____United States_____

Number of                 (7)     SOLE VOTING POWER         2,523,209*
Shares Beneficially       (8)     SHARED VOTING POWER              -0-
Owned by Each             (9)     SOLE DISPOSITIVE POWER    2,523,209*

Reporting Person With    (10)     SHARED DISPOSITIVE POWER          -0-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,209*

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS) [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)___ 21.8%_____

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) ______IN_______

*Includes presently exercisable stock options to purchase 23,200 shares.


INTRODUCTORY STATEMENT

This Statement constitutes Amendment No. 5 to the Schedule 13D, filed on June 6, 2000, and amended by Amendment No. 1 to Schedule 13D, filed on August 10, 2000, Amendment No. 2 to Schedule 13D, filed on November 7, 2000, Amendment No. 3 to Schedule 13D, filed on March 1, 2001, and Amendment No. 4 to Schedule 13D, filed on May 16, 2001 (collectively, the "Schedule 13D"), by Daniel B. Fitzpatrick, Chairman, President and Chief Executive Officer of Quality Dining, Inc., an Indiana corporation (the "Company"), with respect to the common stock, no par value, of the Company (the "Common Stock"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule
13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Fitzpatrick beneficially owns 2,523,209 shares (21.8%) of the Common Stock of the Company.

(b) Mr. Fitzpatrick has the sole power to vote, direct the voting of, dispose of and direct the disposition of 2,523,209 shares of Common Stock of the Company.

(c) Between June 20, 2001 and June 27, 2001, Mr. Fitzpatrick made the following purchases of shares of the Common Stock of the
    Company:

    Date          Number of Shares       Price Paid Per Share
-------------     ----------------       --------------------
June 20, 2001          50,000                    $2.33
June 21, 2001          17,000                    $2.57
June 26, 2001          10,000                    $2.78
June 27, 2001          80,000                    $2.80
June 27, 2001           4,000                    $2.83

All of the foregoing purchases were made in the open market with Mr. Fitzpatrick's personal funds.

(d) Mr. Fitzpatrick has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.

(e)     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2001
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(Date)

/s/ DANIEL B. FITZPATRICK
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(Signature)

DANIEL B. FITZPATRICK
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(Name)